FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of September 2007

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant’s Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THE FIRST PARAGRPH OF THE PRESS RELEASE ATTACHED TO THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-130048) AND FORM S-8 (NOS. 333-136957, 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Attached hereto and incorporated by reference herein is the Registrant’s following notice: BOS received new orders for over 0.5 million dollars for CCD cameras from an Israeli hi-tech company which will be supplied in 2007.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant) By: /s/ Shmuel Koren —————————————— Shmuel Koren President and CEO

Dated: September 5, 2007

BOS Received new orders for over 0.5 million dollars for CCD cameras from an Israeli hi-tech company which will be supplied in 2007.

RISHON LEZION, Israel, September 5, 2007 /PRNewswire-FirstCall/-B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ:BOSC; TASE: BOSC), announced today that its subsidiary, Odem Technologies 1992 Ltd. (“Odem”), received new orders for CCD (charge-coupled device) cameras for over 0.5 million dollars which will be supplied in 2007.

The customer is an Israeli hi-tech company.

Avidan Zelichovski, Odem’s CEO and Head of BOS RFID & Electronic components Division commented:

“These orders for the CCD camera reflect our efforts to expand our product offerings to our existing customers. We expect to increase our presence in this market as we continue to offer new designs of the CCD camera”.

Shmuel Koren, BOS President and CEO added:

“This new order, placed by a strategic customer, is another important step in the strengthening of our relationship with our customers. We look forward to further leveraging our ability to expand our product offerings to existing and new customers.”

About BOS

B.O.S Better Online Solutions Ltd. (“BOS”) was established in 1990.

BOS’s operations consist of: Software Solutions, providing specialized enterprise software, including IBM System i middleware, data and license management, mobile connectivity and RFID solutions and, of Supply Chain products, reselling electronic systems and components for security, aerospace, networking and RFID.

BOS is traded on NASDAQ and on the Tel-Aviv stock exchange. Our website is www.boscorporate.com.

For further information please contact:

B.O.S Better Online Solutions Ltd.
Mr. Zvi Rabin +972 50-560-0140
zvi@kwan.co.il

or

Mr. Eyal Cohen, CFO, +972-3-954-100
eyalc@boscom.com

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of our being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS; and additional risks and uncertainties detailed in BOS’s periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.